FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

BRF - BRASIL FOODS S.A. (current name of Perdigão S.A) Publicly Traded Company CNPJ n° 01.838.723/0001-27 Rua Jorge Tzachel, 475 Itajaí – SC	SADIA S.A. Publicly Traded Company CNPJ n°20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia – SC

NOTICE TO SHAREHOLDERS

END OF PERIOD FOR THE EXERCISE OF WITHDRAWAL RIGHTS

The management of BRF Brasil Foods S.A. (formerly known as Perdigão S.A., “BRF” – BOVESPA: PRGA3; NYSE: PDA) and Sadia S.A. (“SADIA” – BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI; and, together with BRF, the “Companies”), hereby announces that, on September 18, 2009, the period has expired for the exercise of withdrawal rights regarding SADIA’s common shares as a consequence of the shareholder’s resolution that approved the merger of SADIA’s shares by BRF, according to the §1st paragraph of Article 137 of Law No. 6.404/76 (“Merger of Shares”).

We hereby announce that withdrawal rights regarding SADIA’s common shareholders were not exercised during the relevant period.

The approved exchange ratio provides that SADIA’s shareholders will receive, in exchange for each common and preferred share, 0.132998 common, book entry, without par value share, issued by BRF.

BRF’s shares that are not allocated in whole to each of SADIA’s shareholders will be sold on the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in an auction, dividing the proceeds, proportionally, between the owners of fractions of shares. SADIA’s shareholders who own positions resulting in fractions and who have already indicated bank accounts for the deposit of dividends will have immediately credited to the same bank accounts the proceeds of the sale of such fractions within 30 (thirty) business days from the receipt of funds arising from the disposal of shares corresponding to these fractions on the BM&F BOVESPA. For those that have not indicated a bank account or have an outdated record, the amount corresponding to the sale shall remain available on the  Itaú Corretora de Valores S.A., as of the same date, which will make payment upon presentation of the relevant identification or ownership documentation, as the case may be. SADIA’s shareholders who own positions resulting in fractions of shares and whose positions are deposited on BM&FBOVESPA shall receive the proceeds from the sale of such shares through their custodial agents.

Considering that the period for the exercise of withdrawal rights has expired, the management of the Companies hereby announce that they will not exercise the rights provided  in the §3rd paragraph of Article 137 of Law No. 6.404/76, thereby confirming the Merger of Shares and causing the shareholders’ resolutions on the Merger of Shares to take definite effect.

The last trading day of Sadia shares on the Bovespa, and Sadia ADSs on the NYSE will be on September 21, 2009. September 22, 2009 will be the first trading day of Brasil Foods newly issued shares on the Bovespa and BRF ADSs, (representing newly issued shares of BRF) on the the NYSE under the ticker symbol PDA.

Also, as of September 22, 2009, SADIA will delist from Nível 1, a special corporate governance level of BMF&BOVESPA S.A. SADIA’s shares also will delist from the NYSE (SDA) and Madrid Stock Exchange (Latibex: XSDA).

Sao Paulo-SP, September 18, 2009.

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
CFO and Investor Relations Officer	CFO and Investor Relations Officer
BRF – BRASIL FOODS S.A	SADIA S.A.

IMPORTANT NOTICE

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of SADIA and holders of preferred shares of SADIA are urged to read the informational document regarding the association between SADIA and BRF because it will contain important information.

U.S. holders of common shares of SADIA are urged to read any informational document or other materials prepared by BRF for common shareholders of Sadia regarding the association because they will contain important information. BRF expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.

A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from BRF.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of SADIA and BRF of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements.

Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur.

Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.